SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

PETROHAWK ENERGY CORPORATION

(Name of Subject Company)

PETROHAWK ENERGY CORPORATION

(Names of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

716495106

(CUSIP Number of Class of Securities)

David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600

Houston, Texas 77002
(832) 204-2700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Lee A. Meyerson, Esq.

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3026

(212) 455-2000

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by North America Holdings II Inc., a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the “Guarantor”), to purchase all of the shares of the Company’s common stock, par value $0.001 per share (the “Shares”) that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Guarantor, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 25, 2011.  The Offer to Purchase and Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended to replace the entire paragraph under the heading “Litigation” with the following:

“The Company and the members of its Board are named as defendants in purported class action lawsuits brought by the Company’s stockholders challenging the proposed transaction (the “Stockholder Actions”). The Stockholder Actions were filed in: the Court of Chancery of the State of Delaware, Astor BK Realty Trust v. Petrohawk Energy Corp., et al., C.A. No. 6675-CS, Grossman v. Petrohawk Energy Corp., et al., C.A. No. 6688-CS, Marina Gincherman, IRA v. Petrohawk Energy Corp., et al., C.A. No. 6700, and Binkowski v. Petrohawk Energy Corp., et al., C.A. No. 6706, and the District of Harris County, Texas, Iron Workers District Counsel of Tennessee Valley & Vicinity Pension Plan v. Petrohawk Energy Corp., et al., C.A. No. 42124, Iron Workers Mid-South Pension Fund v. Petrohawk Energy Corp., et al., C.A. No. 42590, and L.A. Murphy v. Wilson, et al., C.A. No. 42772. The Guarantor, Parent and Purchaser are named as defendants in the Grossman, Gincherman and the two Iron Workers actions, and the Guarantor and Parent are named as defendants in the Binkowski action. The Stockholder Actions seek certification of a class of the Company’s stockholders and generally allege, among other things, that: (i) each member of the Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, and failing to protect against conflicts of interest; (ii) the Company aided and abetted the Company’s directors’ purported breaches of their fiduciary duties; and/or (iii) the Guarantor, Parent and Purchaser parties aided and abetted the purported breaches of fiduciary duties by the Company’s directors. The Stockholder Actions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages and attorneys’ fees and costs. The Company believes the Stockholder Actions are without merit and intends to defend itself vigorously.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PETROHAWK ENERGY CORPORATION

Date: July 27, 2011	By:	/s/ DAVID S. ELKOURI
		Name:	David S. Elkouri
		Title:	Executive Vice President, General Counsel and Secretary

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